Notice to ASX/LSE 16 September 2022 Notice of dividend currency exchange rates – 2022 interim dividend On 27 July 2022, Rio Tinto announced an interim dividend of 267.00 US cents per share for the half year ended 30 June 2022, with Rio Tinto Limited shareholders to be paid: • an interim dividend of 383.70 Australian cents per ordinary share; and Rio Tinto plc shareholders to be paid: • an interim dividend of 221.63 British pence per ordinary share. American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 27 July 2022. The currency exchange rates which apply to Rio Tinto Limited shareholders who elect to receive the interim dividend in pounds sterling or New Zealand dollars and Rio Tinto plc shareholders who elect to receive the interim dividend in Australian dollars or New Zealand dollars are the currency exchange rates applicable on 15 September 2022. This announcement confirms the currency exchange rates applicable for the 2022 interim dividend for shareholders who have made a currency election: Declared 2022 interim dividend Exchange rate Interim dividend per share following currency election Interim dividend of 383.70 Australian cents 0.58468 Interim dividend of 224.34 British pence 1.12284 Interim dividend of 430.83 New Zealand cents Interim dividend of 221.63 British pence 1.71035 Interim dividend of 379.06 Australian cents 1.92045 Interim dividend of 425.63 New Zealand cents The payment date for the interim dividend payable to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders will be 22 September 2022. However, due to the National Day of Mourning declared by the Australian Federal Government to commemorate Queen Elizabeth II, 22 September 2022 is now a non- business day for banking and ASX purposes. As a result, payments for Rio Tinto Limited shareholders who have elected to receive their dividends via direct credit in Australian dollars will be processed on 21 September 2022. Shareholders who have elected to receive their dividend payments in pounds sterling or New Zealand dollars will be paid on 22 September 2022. On-market purchases to satisfy the Rio Tinto Limited Dividend Reinvestment Plan allocations will commence on 23 September 2022. EXHIBIT 99.5

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com